October 3, 2016

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Advanced Accelerator Applications S.A.
Registration Statement on Form F-1
File No. 333-213806

Ladies and Gentlemen:

As representatives of the several underwriters of Advanced Accelerator Applications S.A.’s (Advanced Accelerator Applications S.A. is referred to herein as the “Company”) proposed public offering of American Depositary Shares, representing the Company’s ordinary shares, we hereby join the Company's request for acceleration of the effectiveness of the above-referenced Registration Statement so that it will be declared effective by 2:00 p.m. (EST) on October 5, 2016 or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, please be advised that we have distributed no more than 100 copies of the preliminary prospectus, to underwriters, dealers, institutions and others.

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934.

[Signature Page Follows]

Very truly yours,

J.P. MORGAN SECURITIES LLC
JEFFERIES LLC
WELLS FARGO SECURITIES, LLC

As representatives of the several Underwriters

By: J.P. MORGAN SECURITIES LLC

By:	/s/ Philip Ross
Name:	Philip Ross
Title:	Managing Director

By: JEFFERIES LLC

By:	/s/ Gil Bar-Nahum
Name:	Gil Bar-Nahum
Title:	Managing Director

By: WELLS FARGO SECURITIES, LLC

By:	/s/ Michael Brock
Name:	Michael Brock
Title:	Managing Director

VIA EDGAR